Exhibit 99.1

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

FINANCIAL STATEMENTS

As of September 30, 2009 and December 31, 2008

and for the periods ended September 30, 2009 and 2008

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

INDEX

PAGE
Balance Sheets – September 30, 2009 and December 31, 2008 (Unaudited)	2

Statements of Operations – Three and nine months ended September 30, 2009 and 2008 (Unaudited)	3

Statement of Changes in Shareholder’s Equity – Nine months ended September 30, 2009 (Unaudited)	4

Statements of Cash Flows – Nine months ended September 30, 2009 and 2008 (Unaudited)	5

Notes to Financial Statements (Unaudited)	6-31

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	September 30, 2009	December 31, 2008

Assets
Investments:
Fixed-maturity securities held as available-for-sale,at fair value (amortized cost $3,126,084 and $98,827)	$3,210,665	$105,467
Investments pledged as collateral, at fair value (amortized cost $1,678,886 and $0)	1,706,936	-
Short-term investments, at fair value (amortized cost $433,088 and $80,984)	437,793	81,675

Total investments	5,355,394	187,142

Cash and cash equivalents	87,204	6,386
Securities purchased under agreements to resell	1,675,000	-
Accrued investment income	60,645	1,156
Deferred acquisition costs	686,313	-
Premiums receivable	363,747	-
Prepaid reinsurance premiums	9	453
Insurance loss recoverable	36,768	-
Goodwill	31,371	-
Receivable for investments sold	137,752	3
Current income taxes	1,723	-
Deferred income taxes, net	-	3,197
Other assets	395	56

Total assets	$8,436,321	$198,393

Liabilities and shareholder’s equity

Liabilities:
Unearned premium revenue	$3,410,222	$453
Loss and loss adjustment expense reserves	219,036	-
Securities sold under agreements to repurchase	1,676,284	-
Current income taxes	-	1,162
Deferred income taxes, net	143,960	-
Deferred fee revenue	13,860	-
Payable for investments purchased	224,259	-
Derivative liabilities	9,246	-
Other liabilities	33,678	25

Total liabilities	5,730,545	1,640

Commitments and contingencies (See Note 16)

Shareholder’s equity:
Common stock, par value $30 per share; authorized, issued and outstanding shares — 500,000	15,000	5,000
Additional paid-in capital	2,368,761	200,897
Retained earnings (deficit)	245,747	(13,909)
Accumulated other comprehensive income (loss), net of deferred income tax of $41,068 and $2,566	76,268	4,765

Total shareholder’s equity	2,705,776	196,753

Total liabilities and shareholder’s equity	$8,436,321	$198,393

The accompanying notes are an integral part of the financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Revenues:
Premiums earned:
Scheduled premiums earned	$96,363	$-	$314,035	$-
Refunding premiums earned	46,494	-	111,669	-

Premiums earned (net of ceded premiums of $20, $34, $46 and $95)	142,857	-	425,704	-
Net investment income	60,912	1,898	152,040	5,866
Fees and reimbursements	1,001	-	1,578	-
Change in fair value of insured derivatives:
Realized gains (losses) and other settlements on insured derivatives	200	-	386	-
Unrealized gains (losses) on insured derivatives	(11)	-	(178)	-

Net change in fair value of insured derivatives	189	-	208	-
Net realized gains (losses)	(330)	1,460	6,689	2,452

Total revenues	204,629	3,358	586,219	8,318

Expenses:
Losses and loss adjustment	28,708	-	91,706	-
Amortization of deferred acquisition costs	33,122	-	89,855	-
Operating	11,014	244	39,379	427

Total expenses	72,844	244	220,940	427

Income before income taxes	131,785	3,114	365,279	7,891

Provision for income taxes	38,322	568	105,623	1,439

Net income	$93,463	$2,546	$259,656	$6,452

The accompanying notes are an integral part of the financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the Nine Months Ended September 30, 2009

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount

Balance, January 1, 2009	500,000	$5,000	$200,897	$(13,909)	$4,765	$196,753

Increase in par value of common shares	-	10,000	-	-	-	10,000

Comprehensive income:
Net income	-	-	-	259,656	-	259,656
Other comprehensive loss:
Change in unrealized gains and losses on investments, net of deferred income taxes of $38,502	-	-	-	-	71,503	71,503

Total comprehensive income						331,159

Capital contribution from parent	-	-	2,167,798	-	-	2,167,798

Share-based compensation, net of deferred income taxes of $147	-	-	66	-	-	66

Balance, September 30, 2009	500,000	$15,000	$2,368,761	$245,747	$76,268	$2,705,776

					2009
Disclosure of reclassification amount:
Change in unrealized gains and losses on investments arising during the period, net of taxes					$71,731
Reclassification adjustment, net of taxes					(228)

Change in net unrealized gains and losses, net of taxes					$71,503

The accompanying notes are an integral part of the financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2009	2008

Cash flows from operating activities:
Net income	$259,656	$6,452

Adjustments to reconcile net income to net cash provided (used) by operating activities:
Amortization of bond discounts (premiums), net	10,915	146
(Increase) decrease in accrued investment income	(59,489)	(361)
Increase in deferred acquisition costs	(686,313)	-
Increase (decrease) in unearned premium revenue	3,409,769	(90)
Decrease in prepaid reinsurance premiums	444	90
Increase in premiums receivable	(363,747)	-
Increase in loss and loss adjustment expense reserves	219,036	-
Increase in payable to affiliates	26,200	2,821
Increase in insurance loss recoverable	(36,768)	-
Increase in deferred fee revenue	13,860	-
Increase (decrease) in accrued expenses	7,457	(2,452)
Net realized gains	(6,689)	-
Unrealized losses on insured derivatives	178	-
Decrease in current income taxes	(3,032)	(190)
Deferred income tax provision	108,655
Share-based compensation	213	-
Other, operating	9,517	(495)

Total adjustments to net income	2,650,206	(531)

Net cash provided by operating activities	2,909,862	5,921

Cash flows from investing activities:
Purchase of fixed-maturity securities	(6,148,720)	(52,623)
Increase in payable for investments purchased	224,259	-
Sale of fixed-maturity securities	1,282,314	59,858
(Increase) decrease in receivable for investments sold	(137,749)	4
Redemption of fixed-maturity securities	164	32
Purchase of short-term investments, net	(195,739)	(13,194)

Net cash used by investing activities	(4,975,471)	(5,923)

Cash flows from financing activities:
Capital contribution from parent	2,146,427	-

Net cash provided by financing activities	2,146,427	-

Net increase (decrease) in cash and cash equivalents	80,818	(2)
Cash and cash equivalents - beginning of period	6,386	8

Cash and cash equivalents - end of period	$87,204	$6

Supplemental cash flow disclosures:
Interest paid:
Securities sold under agreements to repurchase	$1,779	$-
Other	$866	$-
Non cash items:
Share-based compensation	$213	$-

The accompanying notes are an integral part of the financial statements.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 1: Business and Organization

National Public Finance Guarantee Corporation (“National”) is a wholly owned subsidiary of MBIA Inc. through an intermediary holding company, National Public Finance Guarantee Holdings, Inc. (“National Holdings”). Prior to February 17, 2009, National, previously named MBIA Insurance Corporation of Illinois (“MBIA Illinois”), was a wholly owned subsidiary of MBIA Insurance Corporation. In February 2009, after receiving the required regulatory approvals, MBIA Insurance Corporation transferred the stock of MBIA Illinois to National Holdings. Additionally, National was further capitalized with approximately $2.1 billion from funds distributed by MBIA Insurance Corporation to MBIA Inc. as a dividend and return of capital, which MBIA Inc. contributed to National through National Holdings. As of September 30, 2009, National was rated A with a developing outlook by Standard & Poor’s Corporation (“S&P”) and Baa1 with a developing outlook by Moody’s Investors Service, Inc. (“Moody’s”).

In February 2009, National and MBIA Insurance Corporation entered into a quota share reinsurance agreement effective January 1, 2009 pursuant to which MBIA Insurance Corporation ceded all of its United States (“U.S.”) public finance exposure to National and into an assignment agreement under which MBIA Insurance Corporation assigned its rights and obligations with respect to the U.S. public finance business that MBIA Insurance Corporation assumed from Financial Guaranty Insurance Corporation (“FGIC”). The exposure transferred to National under the reinsurance and assignment agreements totaled $554 billion of net par outstanding. The reinsurance and assignment enables covered policyholders and certain ceding reinsurers to make claims for payment directly against National in accordance with the terms of these agreements.

To provide additional protection to its policyholders, National also issued second-to-pay policies for the benefit of the policyholders covered by the above reinsurance and assignment agreements. These second-to-pay policies, which are direct obligations of National, are held by a trustee and provide that if MBIA Insurance Corporation or FGIC, as applicable, do not pay valid claims of their policyholders, the policyholders will then be able to make claims directly against National.

The financial guarantees issued by National provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event National has the right at its discretion to accelerate insured obligations upon default or otherwise, upon National’s acceleration. National’s guarantees insure municipal bonds, including tax-exempt and taxable indebtedness of U.S. political subdivisions, as well as utility districts, airports, health care institutions, higher educational facilities, student loan issuers, housing authorities and other similar agencies and obligations issued by private entities that finance projects that serve a substantial public purpose. Municipal bonds and privately issued bonds used for the financing of public purpose projects are generally supported by taxes, assessments, fees or tariffs related to the use of these projects, lease payments or other similar types of revenue streams.

Liquidity

Liquidity risk arises in National’s operations when claims on insured exposures result in payment obligations, when operating cash inflows fall due to depressed new business writings, lower investment income, or unanticipated expenses, or when invested assets experience credit defaults or significant declines in fair value.

National’s financial guarantee contracts cannot be accelerated by the counterparty in the ordinary course of business, unless National elects to do so, thereby mitigating liquidity risk. However, defaults, credit impairments and adverse capital markets conditions which National is currently experiencing, can create payment requirements as National has made irrevocable pledges to pay principal and interest, or other amounts owing on insured obligations, when due. Additionally, National requires cash for the payment of operating expenses. Finally, National also provides liquid assets to MBIA Inc. asset/liability products segment through matched repurchase and reverse repurchase agreements to support its business operations and liquidity position.

Note 2: Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements of National do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for annual periods. The accompanying financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of National’s financial position and results of operations.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates.

The results of operations for the three and nine months ended September 30, 2009 may not be indicative of the results that may be expected for the year ending December 31, 2009. The December 31, 2008 balance sheet was derived from the financial statements of MBIA Illinois.

In addition, National evaluated all events subsequent to September 30, 2009 through November 9, 2009 for inclusion in National’s financial statements and/or accompanying notes.

Financial Guarantee Insurance Premiums

Unearned Premium Revenue and Receivable for Future Premiums

National recognizes and measures financial guarantee insurance premiums in accordance with the accounting guidance for financial guarantee insurance and reinsurance contracts. The accounting guidance requires National to recognize a liability for unearned premium revenue at the inception of financial guarantee insurance and reinsurance contracts on a contract-by-contract basis. Unearned premium revenue recognized at inception of a contract is measured at the present value of the premium due. For most financial guarantee insurance contracts, National receives the entire premium due at the inception of the contract, and recognizes unearned premium revenue liability at that time. For certain other financial guarantee contracts, National receives premiums in installments over the term of the contract. Unearned premium revenue and a receivable for future premiums is recognized at the inception of an installment contract, and measured at the present value of premiums expected to be collected over the contract period or expected period using a risk-free discount rate. The expected period is used in the present value determination of unearned premium revenue and receivable for future premiums for contracts where (a) the insured obligation is contractually prepayable, (b) prepayments are probable, (c) the amount and timing of prepayments are reasonably estimable, and (d) a homogenous pool of assets is the underlying collateral for the insured obligation. National has determined that substantially all of its installment contracts meet the conditions required to be treated as expected period contracts. The receivable for future premiums is reduced as installment premiums are collected. National reports the accretion of the discount on installment premiums receivable as premium revenue and discloses the amount recognized in “Note 4: Insurance Premiums.” National assesses the receivable for future premiums for collectability each reporting period, adjusts the receivable for uncollectible amounts and recognizes any write-off as operating expense and discloses the amount recognized in “Note 4: Insurance Premiums.” As premium revenue is recognized, the unearned premium revenue liability is reduced.

Premium Revenue Recognition

National recognizes and measures premium revenue over the period of the insurance contract in proportion to the amount of insurance protection provided. Premium revenue is measured by applying a constant rate to the insured principal amount outstanding in a given period to recognize a proportionate share of the premium received or expected to be received on a financial guarantee insurance contract. A constant rate for each respective financial guarantee insurance contract is determined as the ratio of (a) the present value of premium received or expected to be received over the period of the contract to (b) the sum of all insured principal amounts outstanding during each period over the term of the contract.

An issuer of an insured financial obligation may retire the obligation prior to its scheduled maturity through legal defeasance in satisfaction of the obligation according to its indenture, which results in National’s obligation being extinguished under the financial guarantee contract. National recognizes any remaining unearned premium revenue on the insured obligation as premium revenue in the period the contract is extinguished to the extent the unearned premium revenue has been collected.

Non-refundable commitment fees are considered insurance premiums and are initially recorded under unearned premium revenue in National’s balance sheets when received. Once the related financial guarantee insurance policy is issued, the commitment fees are recognized as premium written and earned using the constant rate method. If the commitment agreement expires before the related financial guarantee is issued, the non-refundable commitment fee is immediately recognized as premium written and earned at that time.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Loss and Loss Adjustment Expenses

The accounting guidance for financial guarantee insurance and reinsurance contracts requires a claim liability (loss reserve) to be recognized on a contract-by-contract basis when the present value of expected net cash outflows to be paid under the contract using a risk-free rate as of the measurement date exceeds the unearned premium revenue. A claim liability is subsequently remeasured each reporting period for expected increases or decreases due to changes in the likelihood of default and potential recoveries. Subsequent changes to the measurement of the claim liability are recognized as claim expense in the period of change. Measurement and recognition of the claim liability is reported gross of any reinsurance. National estimates the likelihood of possible claims payments and possible recoveries using probability-weighted expected cash flows based on information available as of the measurement date, including market information. Accretion of the discount on a claim liability is included in claim expense. National’s claim liability and accruals for loss adjustment expenses (“LAE”) incurred are disclosed in “Note 8: Loss and Loss Adjustment Expense Reserves.”

Investments

National classifies its fixed-maturity investments as available-for-sale in accordance with accounting principles for certain investments in debt and equity securities. Available-for-sale investments are reported in the balance sheets at fair value with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income (loss) in shareholder’s equity. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities. For bonds purchased at a price above par value that also have call features, premiums are amortized to the call date that produces the lowest yield. For mortgage-backed and asset-backed securities (“ABSs”), discounts and premiums are adjusted quarterly for the effects of actual and expected prepayments on a retrospective basis. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by utilizing the first-in, first-out method to identify the investments sold and are included as a separate component of revenues.

Short-term investments are carried at fair value, and include all fixed-maturity securities with a remaining effective term to maturity of less than one year, commercial paper and money market securities.

Other-Than-Temporary Impairments on Investment Securities

At each balance sheet date, National evaluates its investments for which fair value is less than amortized cost to determine whether the decline in value is other–than-temporary.

An investment is considered for a potential other-than-temporary impairment if it meets any of the following criteria:

•

The security’s current fair value is less than current book value by a magnitude of 5% or greater, and the fair value has been less than book value by at least 5% for a period of greater than 12 months; or

•	the security’s fair value is less than current book value by a magnitude of 20% or greater.

If any of the above criteria are met, further analysis is performed to determine whether the impairment is other-than-temporary. For available-for-sale securities that management has no intent to sell and believes that it is more likely than not such securities will not be required to be sold prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (loss). The credit loss component recognized in earnings is identified as the amount of cash flows not expected to be received over the remaining term of the security as projected using National’s cash flow projections.

National’s statement of operations reflects the full impairment (the difference between a security’s amortized cost basis and fair value) on debt securities that National intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of less than 90 days.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized transactions and are recorded at contract value plus accrued interest, subject to the provisions of the accounting principles for the transfers and servicing of financial assets and extinguishments of liabilities.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

These transactions are entered into with MBIA Inc. in connection with MBIA Inc.’s asset/liability products activity. It is National’s policy to take possession of securities used to collateralize such transactions with MBIA Inc. National minimizes the credit risk that MBIA Inc. might be unable to fulfill its contractual obligations by monitoring MBIA Inc.’s credit exposure and collateral value and requiring additional collateral to be deposited with National when deemed necessary.

Policy Acquisition Costs

Policy acquisition costs include those expenses that relate primarily to, and vary with, the acquisition of new insurance business. National periodically conducts a study to determine which operating costs have been incurred to acquire new insurance business and qualify for deferral. For business produced directly by National, such costs include compensation of employees involved in underwriting and policy issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs also include ceding commissions paid by National in connection with assuming business from other financial guarantors. Policy acquisition costs, net of ceding commissions received, related to non-derivative insured financial guarantee transactions are deferred and amortized over the period in which the related premiums are earned.

Goodwill

Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Under the accounting guidance for goodwill and other intangible assets, goodwill is tested for impairment at least annually. An impairment loss is triggered if the estimated fair value of an operating segment is less than its carrying value.

As a result of the aforementioned capitalization of National and the reinsurance and assignment agreements entered into with MBIA Insurance Corporation in February 2009, $31 million of goodwill was allocated to National based on the relative fair values of National and MBIA Insurance Corporation. National’s annual impairment testing of goodwill will be performed on January 1, 2010.

Fair Value Measurements – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, National uses various valuation approaches, including both market and income approaches. The accounting guidance for fair value measurement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those National believes that market participants would use in pricing the asset or liability developed based on market data. Unobservable inputs are those that reflect National’s beliefs about the assumptions market participants would use in pricing the asset or liability developed based on the best information available. The hierarchy is broken down into three levels based on the observability and reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that National has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any degree of judgment. Assets utilizing Level 1 inputs generally include U.S. Treasuries and money market securities.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Assets and liabilities utilizing Level 2 inputs include: U.S. government and agency mortgage-backed securities (“MBSs”); foreign government bonds; derivatives; corporate and municipal bonds; and certain MBSs.

•

Level 3—Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The level of activity in a market contributes to the determination of whether an input is observable. An active market is one in which transactions for an asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis. In determining whether a market is active or inactive, National considers the following traits to be indicative of an active market:

•	transactions are frequent and observable;

•	prices in the market are current;

•	price quotes among dealers do not vary significantly over time; and

•	sufficient information relevant to valuation is publicly available.

The availability of observable inputs can vary from product to product and period to period and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, National’s own assumptions are set to reflect those that it believes market participants would use in pricing the asset or liability at the measurement date. National uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. National has also taken into account its own nonperformance risk and that of its counterparties when measuring fair value.

Refer to “Note 5: Fair Value of Financial Instruments” for additional fair value disclosures.

Income Taxes

National is included in the consolidated tax return of MBIA Inc. The tax provision for National for financial reporting purposes is determined on a stand-alone basis.

Deferred income taxes are recorded with respect to the temporary differences between the tax bases of assets and liabilities and the reported amounts in National’s financial statements that will result in deductible or taxable amounts in future years when the reported amounts of assets and liabilities are recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, unrealized appreciation or depreciation of investments and derivatives, and National’s statutory contingency reserve. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

The Internal Revenue Code permits companies writing financial guarantee insurance to deduct from taxable income amounts added to the statutory contingency reserve, subject to certain limitations. The tax benefits obtained from such deductions must be invested in non-interest-bearing U.S. government tax and loss bonds. National records purchases of tax and loss bonds as payments of federal income taxes. The amounts deducted must be restored to taxable income when the contingency reserve is released, at which time National may present the tax and loss bonds for redemption to satisfy the additional tax liability.

Refer to “Note 9: Income Taxes” for additional information about National’s income taxes.

Fee and Reimbursement Revenue Recognition

National collects insurance related fees for services performed in connection with certain transactions. In addition, National may be entitled to reimbursement of third-party insurance expenses that it incurs in connection with certain transactions. Depending upon the type of fee received and whether it is related to an insurance policy, the fee is either earned when it is received or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when the related services are completed and the fee is received. Structuring fees are earned on a straight-line basis over the life of the related insurance policy. Expense reimbursements are recognized when received.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance on the Accounting Standards Codification (“Codification”) and the hierarchy of generally accepted accounting principles (Accounting Standards Codification (“ASC”) 105-10). The Codification is now the single source of authoritative GAAP applied by nongovernmental entities and supersedes all existing non-Securities Exchange Commission accounting and reporting standards. The Codification is effective for National for financial statements issued for interim and annual periods ending after September 15, 2009. National adopted this guidance as of the third quarter of 2009. The Codification is not intended to change GAAP but rather reorganize divergent accounting literature into an accessible and user-friendly system which materially impacts cited references of GAAP in National’s Notes to Financial Statements.

In May 2009, the FASB issued accounting guidance for subsequent events (ASC 855-10), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The new guidance was effective for National in the interim and annual periods ending after June 15, 2009 and should be applied prospectively. National adopted this standard as of the second quarter of 2009. The adoption of this guidance did not have an effect on National’s balance sheets, results of operations or cash flows.

In April 2009, the FASB issued accounting guidance that amends fair value measurements and disclosures (ASC 820-10) for determining the fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. This standard provides additional guidance to highlight and expand on the factors that should be considered when there has been a significant decrease in market activity for a financial asset or financial liability being measured. The accounting guidance also provides additional factors that entities should consider to determine whether events or circumstances indicate that a transaction is or is not orderly (i.e., distressed). National adopted this standard as of the second quarter of 2009. The adoption of this standard did not have a material effect on National’s balance sheets, results of operations or cash flows.

In April 2009, the FASB issued accounting guidance for debt and equity investment securities (ASC 320-10) which amends the recognition criteria for other-than-temporary impairment guidance to improve the presentation of other-than-temporary impairments in the financial statements. This guidance replaced the requirement that the entity’s management assert it has both the ability and intent to hold an impaired security until recovery with a requirement that management assert (a) it does not have the intent to sell the security and (b) it is more likely than not it would not have to sell the security before recovery of its cost basis. When these two criteria are met, the entity will recognize only the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. National adopted this standard as of the second quarter of 2009. The adoption of this guidance did not result in a cumulative-effect adjustment nor did it have a material effect on National’s balance sheets, results of operations or cash flows. Refer to “Note 7: Investment Income and Gains and Losses” for further information on National’s investment securities and other-than-temporary impairments.

In April 2009, the FASB issued accounting guidance for interim disclosures about financial instruments (ASC 825-10) to require disclosures about the fair value of financial instruments in interim and annual financial statements, and the method(s) and significant assumptions used to estimate the fair value of those financial instruments. The accounting guidance also requires those disclosures in all interim financial statements (ASC 270-10). National adopted this standard in the second quarter of 2009. As the guidance requires only additional disclosures, the adoption did not have an impact on National’s balance sheets, results of operations or cash flows. Refer to “Note 5: Fair Value of Financial Instruments” for further information.

In May 2008, the FASB issued accounting guidance for financial guarantee insurance and reinsurance contracts issued by insurance enterprises (ASC 944-20) effective prospectively as of January 1, 2009. This accounting guidance amends accounting and reporting by insurance enterprises to clarify how existing guidance applies to financial guarantee insurance and reinsurance contracts. The accounting guidance amends the recognition and measurement of premium revenue and claim liabilities, and expands disclosure requirements. Recognition and measurement of unearned premium revenue and receivable for future premiums are also amended. The accounting guidance does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of derivatives and hedging (ASC 815-10). Refer to “Note 4: Insurance Premiums” for disclosures related to premiums and “Note 8: Loss and Loss Adjustment Expense Reserves” for disclosures related to loss reserves.

In December 2008, the FASB issued accounting guidance for transfers of financial assets (ASC 860-10) and interests in variable interest entities (“VIEs”) (ASC 810-10) which requires enhanced disclosures about transfers of financial assets and involvement with VIEs. National adopted this guidance for financial statements prepared as of December 31, 2008 and is effective for interim reporting periods ending after January 1, 2010. Since the guidance only requires additional disclosures concerning transfers of financial assets and interests in VIEs, the adoption did not affect National’s balance sheets, results of operations or cash flows.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

In February 2008, the FASB issued accounting guidance for fair value measurements and disclosures (ASC 820-10) that delayed the effective date to fiscal years beginning after November 15, 2008, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption on January 1, 2009 did not have a material impact on National’s balance sheets, results of operations or cash flows.

Recent Accounting Developments

In August 2009, the FASB issued Accounting Standards Update No. (“ASU”) 2009-05 for measuring liabilities at fair value to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, National should not make an adjustment to fair value for restrictions that prevent the transfer of a liability. The new guidance is effective for National as of December 31, 2009. National is currently evaluating the potential impact of adopting this guidance.

In June 2009, the FASB issued FASB Statement No. 167, which has not yet been incorporated into the Codification, to include qualifying special purpose entities (“QSPEs”) in its scope and to require the holder of a variable interest(s) in a VIE to determine whether it holds a controlling financial interest in a VIE. A holder of a variable interest (or combination of variable interests) that provides a controlling financial interest in a VIE is considered the primary beneficiary and is required to consolidate the VIE. The accounting guidance deems controlling financial interest as both a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and b) the obligation to absorb losses or the rights to receive benefits of the VIE that could potentially be significant to the VIE. The accounting guidance eliminates the quantitative approach for determining the primary beneficiary of a VIE. The accounting guidance will require an ongoing reassessment of whether a holder of a variable interest is the primary beneficiary of a VIE and is effective for National as of January 1, 2010. Earlier application is prohibited. National is currently evaluating the potential impact of adopting this guidance.

In June 2009 the FASB issued FASB Statement No. 166, which has not yet been incorporated into the Codification, to remove the concept of a QSPE. The accounting guidance also clarifies whether a transferor has surrendered control over transferred financial assets and meets the conditions to derecognize transferred financial assets or a portion of an entire financial asset that meets the definition of a participating interest. The accounting guidance requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. The accounting guidance is effective for National as of January 1, 2010 and earlier application is prohibited. National is currently evaluating the potential impact of adopting this guidance.

Note 4: Insurance Premiums

National recognizes and measures premiums related to financial guarantee (non-derivative) insurance and reinsurance contracts in accordance with the accounting principles for financial guarantee insurance contracts. Refer to “Note 2: Significant Accounting Policies” and “Note 3: Recent Accounting Pronouncements” for a description of National’s accounting policy for insurance premiums.

As of September 30, 2009, National reported premiums receivable of approximately $364 million primarily related to installment policies for which premiums will be collected over the expected term of the contracts. Premiums receivable for an installment policy is initially measured at the present value of premiums expected to be collected over the expected period or contract period of the policy using a risk-free discount rate. Premiums receivable for policies that use the expected period of risk due to expected prepayments are adjusted in subsequent measurement periods when prepayment assumptions change using the risk-free discount rate as of remeasurement date. The weighted average risk-free rate used to discount future installment premiums was 2.72% and the weighted average expected collection term of the premiums receivable was 14.11 years. For the three and nine months ended September 30, 2009, the accretion of the premiums receivable was $2 million and $7 million, respectively, and is reported in “Scheduled premiums earned” on National’s statements of operations.

The following table presents a roll forward of National’s premiums receivable for the nine months ended September 30, 2009:

In millions	Nine Months Ended September 30, 2009
Premiums Receivable as of December 31, 2008	Premium Payments Received	Premiums from New Business Written	Adjustments			Premiums Receivable as of September 30, 2009	Reinsurance Premiums Payable as of September 30, 2009
			Changes in Expected Term of Policies	Accretion of Premiums Receivable Discount	Other
$-	$(14)	$403	$(18)	$7	$(14)	$364	$-

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The following table presents the undiscounted future amount of premiums expected to be collected and the period in which those collections are expected to occur:

In millions	Expected Collection of Premiums
Three months ended:
December 31, 2009	8

Twelve months ended:
December 31, 2010	22
December 31, 2011	22
December 31, 2012	24
December 31, 2013	21

Five years ended:
December 31, 2018	102
December 31, 2023	89
December 31, 2028 and thereafter	229

Total	$517

For the three and nine months ended September 30, 2009, National reported premiums earned of $143 million and $426 million, respectively, which includes $96 million and $314 million of scheduled premiums earned and $47 million and $112 million of refunding premiums earned, respectively. Refunding premiums earned represent premiums earned on policies for which the underlying insured obligations have been refunded, called, or terminated and for which National’s obligation has been extinguished.

The following table presents the unearned premium revenue balance and the future expected premiums earned revenue as of and for the periods presented:

		Expected Future Premium Earnings		Accretion	Total Expected Future Premium Earnings
In millions	Unearned Premium Revenue	Upfront	Installments
Three months ended:
September 30, 2009	$3,410
December 31, 2009	3,318	$87	$5	$2	$94

Twelve months ended:
December 31, 2010	2,980	319	19	9	347
December 31, 2011	2,677	284	19	9	312
December 31, 2012	2,404	255	18	9	282
December 31, 2013	2,155	231	18	8	257

Five years ended:
December 31, 2018	1,204	870	81	38	989
December 31, 2023	620	517	67	29	613
December 31, 2028 and thereafter	-	467	153	50	670

Total		$3,030	$380	$154	$3,564

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 5: Fair Value of Financial Instruments

Financial Instruments

The following table presents the carrying value and fair value of financial instruments reported on National’s balance sheets as of September 30, 2009 and December 31, 2008:

	September 30, 2009		December 31, 2008
In millions	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Fixed-maturity securities and short-term investments, held as available-for-sale, and investments pledged as collateral	$5,355	$5,355	$187	$187
Cash and cash equivalents	87	87	6	6
Securities purchased under agreements to resell	1,675	1,882	-	-
Receivable for investments sold	138	138	-	-
Liabilities:
Securities sold under agreements to repurchase	1,675	1,882	-	-
Payable for investments purchased	224	224	-	-
Derivative liabilities	9	9	-	-
Financial Guarantees:
Gross	3,629	3,633	-	-
Ceded	0	97	-	-

Valuation Techniques

The valuation techniques for fair valuing financial instruments included in the preceding table are described below. National’s assets and liabilities recorded at fair value have been categorized according to the fair value hierarchy prescribed by fair value measurements and disclosures. Refer to “Note 2: Significant Accounting Policies” for a description of the fair value hierarchy.

Fixed-Maturity Securities Held As Available-for-Sale

U.S. Treasury and government agency - U.S. Treasury securities are liquid and have quoted market prices. Fair value of U.S. Treasuries is based on live trading feeds. U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy. Government agency securities include debentures and other agency mortgage pass-through certificates as well as to-be-announced (“TBA”) securities. TBA securities are liquid and have quoted market prices based on live data feeds. Fair value of mortgage pass-through certificates is obtained via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. Government agency securities use market-based and observable inputs. As such, these securities are classified as Level 2 of the fair value hierarchy.

Corporate obligations - The fair value of corporate bonds is obtained using recently executed transactions or market price quotations where observable. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swaps (“CDS”) spreads and diversity scores as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Mortgage-backed securities and asset-backed securities - MBSs and ABSs are valued based on recently executed prices. When position-specific external price data is not observable, the valuation is based on prices of comparable securities. In the absence of market prices, MBSs and ABSs are valued as a function of cash flow models with observable market-based inputs (e.g. yield curves, spreads, prepayments and volatilities). MBSs and ABSs are categorized in Level 2 as all significant inputs are observable.

State and municipal bonds - The fair value of state and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or CDS spreads and volatility. These bonds are categorized in Level 2 of the fair value hierarchy.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Money market securities - The fair value of money market securities is based on quoted prices in an active market. These money market securities are categorized in Level 1 of the fair value hierarchy.

Cash and Cash Equivalents, Receivable for Investments Sold, Payable for Investments Purchased

The carrying amounts of cash and cash equivalents, receivable for investments sold, and payable for investments purchased approximate their fair value as they are short-term in nature.

Securities Purchased Under Agreements to Resell

The fair value of securities purchased under agreements to resell are determined based on the underlying securities received that back the repurchase agreements.

Securities Sold Under Agreements to Repurchase

The fair value of securities sold under agreements to repurchase are determined based on the underlying securities that back the repurchase agreements.

Derivatives

For insured swaps, the fair value is calculated using internally and vendor developed models with market-based inputs (e.g. interest rate, foreign exchange rate, spreads), and are classified as Level 2 within the fair value hierarchy.

Financial Guarantees

Gross Financial Guarantees - National estimates the fair value of its gross financial guarantee liability using a discounted cash flow model with significant inputs that include (i) an assumption of expected loss on financial guarantee policies for which case basis reserves have not been established, (ii) the amount of loss expected on financial guarantee policies for which case basis reserves have been established, (iii) the cost of capital reserves required to support the financial guarantee liability, and (iv) the discount rate. The Assured Guaranty Corp. CDS spread and recovery rates are used as the discount rate for National and incorporates the nonperformance risk of National. As National’s gross financial guarantee liability represents its obligation to pay claims under its insurance policies, National’s calculation of fair value does not consider future installment premium receipts or returns on invested upfront premiums as inputs.

The carrying value of National’s gross financial guarantee liability consists of deferred premium revenue and loss and LAE reserves as reported on the National’s balance sheets.

Ceded Financial Guarantees - National estimates the fair value of its ceded financial guarantee liability by calculating the portion of the gross financial guarantee liability that has been ceded to reinsurers. The carrying value of ceded financial guarantee liability consists of prepaid reinsurance premiums and reinsurance recoverable on paid and unpaid losses as reported on National’s balance sheets.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Fair Value Measurements

The following fair value hierarchy tables present information about National’s assets (including short-term investments) and liabilities measured at fair value on a recurring basis as of September 30, 2009 and December 31, 2008:

	Fair Value Measurements at Reporting Date Using			Balance as of September 30, 2009
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$221	$13	$-	$234
Corporate obligations	-	511	-	511
Mortgage-backed securities
Residential mortgage-backed agency	-	1,655	-	1,655
Asset-backed securities
Other asset-backed	-	12	-	12

Total	221	2,191	-	2,412
State and municipal bonds:
Tax-exempt bonds	-	2,270	-	2,270
Taxable bonds	-	437	-	437

Total state and municipal bonds	-	2,707	-	2,707

Total fixed-maturity investments	221	4,898	-	5,119
Other investments:
Money market securities	236	-	-	236

Total other investments	236	-	-	236

Total assets	$457	$4,898	$-	$5,355

Liabilities:
Derivative liabilities	$-	$9	$-	$9

Total liabilities	$-	$9	$-	$9

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

	Fair Value Measurements at Reporting Date Using
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets:
Investments:
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$115	$-	$-	$115
Corporate obligations	-	1	-	1
Mortgage-backed securities
Residential mortgage-backed agency	-	9	-	9

Total	115	10	-	125
State and municipal bonds:
Tax-exempt bonds	-	62	-	62
Other investments:
Money market securities	-	-	-	-

Total assets	$115	$72	$-	$187

Liabilities:

Total liabilities	$-	$-	$-	$-

Note 6: Investments

National’s fixed-maturity portfolio consists of high-quality (average rating double-A) taxable and tax-exempt investments of diversified maturities. Other investments comprise money market securities. The following tables present the amortized cost and fair value of available-for-sale fixed-maturity and other investments included in the investment portfolio of National as of September 30, 2009 and December 31, 2008:

	September 30, 2009
In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$228	$6	$-	$234
Corporate obligations	493	19	(1)	511
Mortgage-backed securities
Residential mortgage-backed agency	1,607	48	-	1,655
Asset-backed securities
Other asset-backed	12	-	-	12

Total	2,340	73	(1)	2,412

State and municipal bonds:
Tax-exempt bonds	2,238	49	(17)	2,270
Taxable bonds	424	14	(1)	437

Total state and municipal bonds	2,662	63	(18)	2,707

Total fixed-maturity investments	5,002	136	(19)	5,119

Other investments:
Money market securities	236	-	-	236

Total other investments	236	-	-	236

Total available-for-sale investments	$5,238	$136	$(19)	$5,355

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

	December 31, 2008
In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$106	$9	$-	$115
Corporate obligations	1	-	-	1
Mortgage-backed securities
Residential mortgage-backed agency	9	-	-	9

Total	116	9	-	125

State and municipal bonds:
Tax-exempt bonds	64	1	(3)	62

Total state and municipal bonds	64	1	(3)	62

Total available-for-sale investments	$180	$10	$(3)	$187

Fixed-maturity investments carried at fair value of $4 million as of September 30, 2009 and December 31, 2008, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

The following table presents the distribution by contractual maturity of available-for-sale fixed-maturity investments at amortized cost and fair value as of September 30, 2009. Contractual maturity may differ from expected maturity because borrowers may have the right to call or prepay obligations.

In millions	Amortized Cost	Fair Value
Due in one year or less	$232	$236
Due after one year through five years	580	603
Due after five years through ten years	301	310
Due after ten years through fifteen years	174	176
Due after fifteen years	2,096	2,127
Mortgage-backed	1,607	1,655
Asset-backed	12	12

Total fixed-maturity investments	$5,002	$5,119

Included in the preceding tables are investments that have been insured by National and MBIA Insurance Corp. (“MBIA-Insured Investments”). As of September 30, 2009, MBIA-Insured Investments at fair value represented $363 million or 7% of National’s total portfolio. Without giving effect to the guarantee of the MBIA-Insured Investments, the underlying ratings (those given to an investment without the benefit of the guarantee) of the MBIA-Insured Investments as of September 30, 2009 are reflected in the following table. Amounts represent the fair value of such investments including the benefit of the guarantee. The ratings in the following table are based on ratings from Moody’s. Alternate rating sources, such as S&P, are used for a small percentage of securities that are not rated by Moody’s. When an external underlying rating is not available, the underlying rating is based on National’s best estimate of the rating of such investment.

In millions	Fair Value
Aaa	$-
Aa	75
A	173
Baa	114
Below Investment Grade	1

Total	$363

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The following tables present the gross unrealized losses included in accumulated other comprehensive income (loss) as of September 30, 2009 and December 31, 2008 related to available-for-sale fixed-maturity investments. The tables segregate investments that have been in a continuous unrealized loss position for less than twelve months from those that have been in a continuous unrealized loss position for twelve months or longer.

	September 30, 2009
	Less than 12 Months		12 Months or Longer		Total
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Taxable bonds:
Corporate obligations	$24	$(1)	$35	$-	$59	$(1)
Mortgage-backed securities
Residential mortgage-backed agency	50	-	2	-	52	-
Asset-backed securities
Other asset-backed	4	-	-	-	4	-

Total	78	(1)	37	-	115	(1)
State and municipal bonds
Tax-exempt bonds	37	-	330	(17)	367	(17)
Taxable bonds	-	-	21	(1)	21	(1)

Total state and municipal bonds	37	-	351	(18)	388	(18)

Total available-for-sale fixed-maturity investments	$115	$(1)	$388	$(18)	$503	$(19)

	December 31, 2008
	Less than 12 Months		12 Months or Longer		Total
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal bonds

Tax-exempt bonds	$24	$(1)	$19	$(2)	$43	$(3)

Total available-for-sale fixed-maturity investments	$24	$(1)	$19	$(2)	$43	$(3)

As of September 30, 2009 and December 31, 2008, National’s available-for-sale fixed-maturity and other investment portfolios’ gross unrealized losses totaled $19 million and $3 million, respectively. The weighted average contractual maturity of securities in an unrealized loss position as of September 30, 2009 and December 31, 2008 was 21 years and 18 years, respectively. As of September 30, 2009, there were 59 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $18 million. Among the 59 securities, the book value of 19 securities exceeded market value by more than 5%. As of December 31, 2008, there were 5 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $2 million. Among the 5 securities, the book value of 4 securities exceeded market value by more than 5%.

National has evaluated whether the unrealized losses in its investment portfolios were other-than-temporary considering the circumstances that gave rise to the unrealized losses, and whether National has the intent to sell the securities or more likely than not will be required to sell the securities before their anticipated recovery. Based on its evaluation, National determined that the unrealized losses on these securities were temporary in nature because its impairment analysis, including projected future cash flows, indicated that National would be able to recover the amortized cost of impaired assets. National also concluded that it does not have the intent to sell these securities and it is more likely than not that it will not have to sell these securities before recovery of their cost basis. In making this conclusion, National examined the cash flow projections for its investment portfolios, the potential sources and uses of cash in its businesses, and the cash resources availability to its business other than sales of securities. It also considered the existence of any risk management, or other plans as of September 30, 2009 that would require the sale of impaired securities. On a quarterly basis, National will reevaluate the unrealized losses in its investment portfolios and determine whether an impairment loss should be realized in current earnings. Refer to “Note 2: Significant Accounting Policies” for a description of the process used by National to determine other-than-temporary impairments.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 7: Investment Income and Gains and Losses

The following table includes National’s total investment income:

	Three Months Ended September 30,		Nine Months Ended September 30,
In millions	2009	2008	2009	2008
Fixed-maturity	$54	$2	$138	$6
Short-term investments	1	0	1	0
Other investments	7	-	17	-

Gross investment income	62	2	156	6
Investment expenses	1	0	4	0

Net investment income	61	2	152	6
Fixed-maturity
Gains	9	1	17	2
Losses	(9)	-	(10)	-

Net realized gains	0	1	7	2

Total investment income	$61	$3	$159	$8

Net realized gains (losses) from fixed-maturity investments are generated as a result of the ongoing management of all of National’s investment portfolios for the three and nine months ended September 30, 2009 and 2008.

Net unrealized gains (losses), including related deferred income taxes, reported in accumulated other comprehensive income (loss) within shareholder’s equity consisted of:

In millions	September 30, 2009	December 31, 2008
Fixed-maturity
Gains	$136	$10
Losses	(19)	(3)

Net	117	7
Deferred income tax provision (benefit)	41	2

Unrealized gains (losses), net	$76	$5

The change in net unrealized gains (losses) consisted of:

In millions	September 30, 2009	December 31, 2008
Fixed-maturity	$110	$4
Deferred income tax charged (credited)	39	1

Change in unrealized gains (losses), net	$71	$3

Note 8: Loss and Loss Adjustment Expense Reserves

During the first nine months of 2009, National incurred $92 million of loss and LAE principally related to an affordable housing transaction and a student loan transaction. Total net paid activity for the nine months ended September 30, 2009 of $95 million primarily related to the remediation of an affordable housing transaction. Total expected insurance loss recoveries on paid losses for the nine months ended September 30, 2009 were $37 million and related to an affordable housing transaction.

National’s Portfolio Surveillance Division (“PSD”) monitors National’s outstanding insured obligations with the objective of minimizing losses. PSD meets this objective by identifying issuers that, because of deterioration in credit quality or changes in the economic, regulatory or political environment, are at a heightened risk of defaulting on debt service of obligations insured by National. In such cases, PSD works with the issuer, trustee, bond counsel, servicer, underwriter and other interested parties in an attempt to alleviate or remedy the problem and avoid defaults on debt service payments. PSD works closely with National’s Risk Management function and the applicable business unit to analyze insured obligation performance and credit risk parameters, both before and after an obligation is insured.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Once an obligation is insured, National typically requires the issuer, servicer (if applicable) and the trustee to furnish periodic financial and asset related information, including audited financial statements, to PSD for review. PSD also monitors publicly available information related to insured obligations. Potential problems uncovered through this review, such as poor financial results, low fund balances, covenant or trigger violations and trustee or servicer problems or other events that could have an adverse impact on the insured obligation, could result in an immediate surveillance review and an evaluation of possible remedial actions. PSD also monitors and evaluates the impact on issuers of general economic conditions, current and proposed legislation and regulations, as well as state and municipal finances and budget developments.

Insured obligations are monitored periodically. The frequency and extent of such monitoring is based on the criteria and categories described below. Insured obligations that are judged to merit more frequent and extensive monitoring or remediation activities due to a deterioration in the underlying credit quality of the insured obligation or the occurrence of adverse events related to the underlying credit of the issuer are assigned to a surveillance category (“Caution List-Low,” “Caution List-Medium,” “Caution List-High,” or “Classified List”) depending on the extent of credit deterioration or the nature of the adverse events. PSD monitors insured obligations assigned to a surveillance category more frequently and, if needed, develops a remediation plan to address any credit deterioration.

National does not establish any case basis reserves for insured obligations that are assigned to “Caution List-Low,” “Caution List-Medium,” or “Caution List-High.” In the event National expects to pay a claim in excess of the unearned premium revenue with respect to an insured transaction, it places the insured transaction on its “Classified List” and establishes a case basis reserve. The following provides a description of each surveillance category:

“Caution List – Low”—Includes issuers where debt service protection is adequate under current and anticipated circumstances. However, debt service protection and other measures of credit support and stability may have declined since the transaction was underwritten and the issuer is less able to withstand further adverse events. Transactions in this category generally require more frequent monitoring than transactions that do not appear within a surveillance category. PSD subjects issuers in this category to heightened scrutiny.

“Caution List – Medium”—Includes issuers where debt service protection is adequate under current and anticipated circumstances, although adverse trends have developed and are more pronounced than for “Caution List – Low.” Issuers in this category may have breached one or more covenants or triggers. These issuers are more closely monitored by PSD but generally take remedial action on their own.

“Caution List – High”—Includes issuers where more proactive remedial action is needed but where no defaults on debt service payments are expected. Issuers in this category exhibit more significant weaknesses, such as low debt service coverage, reduced or insufficient collateral protection or inadequate liquidity, which could lead to debt service defaults in the future. Issuers in this category have breached one or more covenants or triggers and have not taken conclusive remedial action. For these issuers PSD adopts a remediation plan and takes more proactive remedial actions.

“Classified List”—Includes all insured obligations where National has paid a claim or where a claim payment is expected to exceed its unearned premium revenue. Generally, PSD is actively remediating these credits where possible, including restructurings through legal proceedings, usually with the assistance of specialist counsel and advisors.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The following table provides information about the financial guarantees and related claim liability included in each of National’s surveillance categories as of September 30, 2009:

	Surveillance Categories
$ in millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Number of policies	185	41	5	13	244
Number of issues(1)	14	10	4	9	37
Remaining weighted average contract period (in years)	12.2	12.9	9.6	4.1	11.0
Gross insured contractual payments outstanding:
Principal	$1,738	$1,328	$150	$647	$3,863
Interest	1,880	1,217	80	156	3,333

Total	$3,618	$2,545	$230	$803	$7,196

Gross claim liability	$-	$-	$-	$227	$227
Less:
Gross potential recoveries	-	-	-	33	33
Discount, net	-	-	-	3	3

Net claim liability (recoverable)	$-	$-	$-	$191	$191

Unearned premium revenue	$20	$25	$4	$2	$51

(1)- An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.

The following table provides information about the components of National’s insurance loss reserves and recoverable included in each of National’s surveillance categories as of September 30, 2009:

	Surveillance Categories
In millions	Caution List Low	Caution List Medium	Caution List High	Classified List	Total
Loss reserves (claim liability)	$-	$-	$-	$191	$191
LAE reserves	-	-	-	28	28

Loss and LAE reserves	$-	$-	$-	$219	$219

Insurance claim loss recoverable	$-	$-	$-	$1	$1
LAE insurance loss recoverable	-	-	-	36	36

Insurance loss recoverable	$-	$-	$-	$37	$37

The following table presents changes in National’s loss and LAE reserve for the nine months ended September 30, 2009. Changes in the loss and LAE reserve attributable to the accretion of the discount on the loss reserves, changes in discount rates, and changes in the timing and amounts of estimated payments and recoveries are recorded in “Losses and loss adjustment expenses” in National’s statement of operations. LAE reserves are expected to be settled within a one year period and are not discounted. As of September 30, 2009, the weighted average risk-free rate used to discount the claim liability was 1.264%.

In millions	Nine Months Ended September 30, 2009
Gross Loss and LAE Reserves as of December 31, 2008	Gross Loss Payments for Cases with Reserves	Accretion of Claim Liability Discount	Changes in Discount Rates	Changes in Timing of Payments	Changes in Amount of Net Payments	Changes in Assumptions	Changes in Unearned Premium Revenue	Change in LAE Reserves	Gross Loss and LAE Reserves as of September 30, 2009
$-	$(7)	$2	$1	$-	$(2)	$198	$(1)	$28	$219

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The following table presents changes in National’s insurance loss recoverable for the nine months ended September 30, 2009. Changes in the insurance loss recoverable attributable to the accretion of the discount on the recoverable, changes in discount rates, and changes in the timing and amounts of estimated collections are recorded in “Loss and loss adjustment expenses” in National’s statement of operations.

In millions	Nine Months Ended September 30, 2009
Insurance Loss Recoverable as of December 31, 2008	Collections for Cases with an Insurance Loss Recoverable	Accretion of Insurance Loss Recoverable	Changes in Discount Rates	Changes in Timing of Payments	Changes in Amount of Collections	Changes in Assumptions	Change in LAE Recoverable	Insurance Loss Recoverable as of September 30, 2009
$-	$-	$-	$-	$-	$-	$1	$36	$37

Remediation actions may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, transfer of servicing, consideration of restructuring plans, acceleration, security or collateral enforcement, actions in bankruptcy or receivership, litigation and similar actions. The types of remedial actions pursued are based on the insured obligation’s risk type and the nature and scope of the event giving rise to the remediation. As part of any such remedial actions, National seeks to improve its security position and to obtain concessions from the issuer of the insured obligation. From time to time, the issuer of a National-insured obligation may, with the consent of National, restructure the insured obligation by extending the term, increasing or decreasing the par amount or decreasing the related interest rate, with National insuring the restructured obligation.

Costs associated with remediating insured obligations assigned to National’s “Caution List—Low,” “Caution List—Medium,” “Caution List—High” and “Classified List” are recorded as LAE. LAE is recorded as part of National’s provision for its loss reserves and included in “Losses and loss adjustment expense” on National’s statement of operations. The following table provides information about the expenses (gross and net of reinsurance) related to remedial actions for insured obligations included in National’s surveillance categories:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2009	2008	2009	2008
Loss adjustment expense incurred, gross	$28,245	$-	$84,124	$-
Loss adjustment expense incurred, net	$28,245	$-	$84,124	$-

Note 9: Income Taxes

National’s income taxes and the related effective tax rates for the nine months ended September 30, 2009 and 2008 are as follows:

	Nine Months Ended September 30,
In millions	2009		2008
Pre-tax income (loss)	$365		$8
Provision (benefit) for income taxes	$106	28.9%	$1	18.2%

Embedded in the effective tax rate for the nine months ended September 30, 2009 are the tax effects of National’s expected operating activities such as scheduled premium earnings, fees, and net investment income and operating expenses. The increase in the effective tax rate related to pre-tax income from the nine months ended September 30, 2008 to 2009 was primarily a result of a decrease in amount of tax-exempt interest relative to underwriting and other income that is taxed at the statutory rate of 35%.

As of September 30, 2009, National reported a deferred tax liability of $144 million.

As of September 30, 2009, National does not have any uncertain tax positions with respect to the accounting guidance for uncertainty in income taxes. National is a member of MBIA Inc.’s consolidated U.S. tax group and its only tax jurisdiction is the U.S. The IRS is currently examining tax years 2005 through 2008.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 10: Net Insurance in Force

National’s net insurance in force represents the aggregate amount of the insured principal of, and interest or other amounts owing on insured obligations, net of cessions to reinsurers. National’s ultimate exposure to credit loss in the event of nonperformance by the issuer of the insured obligation is represented by the net insurance in force in the tables that follow.

The financial guarantees issued by National provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except that National may have the right, at its discretion, to accelerate insured obligations upon default or otherwise. The creditworthiness of each issuer of an insured obligation is evaluated prior to the issuance of insurance, and each insured obligation must comply with National’s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become National’s upon the payment of a claim by National.

National maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance. These include economic and social trends, debt and financial management, adequacy of anticipated cash flow, satisfactory legal structure and other security provisions, viable tax and economic bases, adequacy of loss coverage and project feasibility. National also analyzes the quality of asset pools, as well as their historical and projected performance. The strength of a structure, including legal segregation of the assets, cash flow analysis, the size and source of first loss protection, asset performance triggers and financial covenants are also reviewed. Such guidelines are subject to periodic review by a senior risk committee, which is responsible for establishing the criteria for National’s underwriting standards, as well as maintaining these standards in its insurance operations.

As of September 30, 2009, net insurance in force had an expected maturity range of 1- 47 years. The distribution of net insurance in force by geographic location respectively, is presented in the following table:

In billions	September 30, 2009
Geographic Location	Net Insurance in Force	% of Net Insurance in Force
California	$152.7	18.1%
New York	78.6	9.3%
Florida	64.3	7.6%
Texas	52.1	6.2%
Illinois	49.6	5.9%
New Jersey	38.2	4.5%
Pennsylvania	30.1	3.6%
Washington	29.2	3.5%
Michigan	25.7	3.0%
Massachusetts	21.9	2.6%

Subtotal	542.4	64.3%
Nationally diversified	9.7	1.1%
Other states	292.3	34.6%

Total	$844.4	100.0%

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The net insurance in force by type of bond is presented in the following table:

In billions	September 30, 2009
Bond Type	Net Insurance in Force	% of Net Insurance in Force
General obligations	$303.8	36.0%
General obligations - lease	64.3	7.6%
Municipal utilities	151.5	17.9%
Tax-backed	105.9	12.5%
Transportation	85.8	10.2%
Higher education	47.3	5.6%
Health care	28.4	3.4%
Military housing	21.5	2.5%
Investor-owned utilities(1)	14.7	1.7%
Municipal housing	12.3	1.5%
Student loans	5.1	0.6%
Other(2)	3.8	0.5%

Total	$844.4	100.0%

(1)- Includes investor owned utilities, industrial development and pollution control revenue bonds.

(2)- Includes certain non-profit enterprises and stadium related financing.

Under National’s reinsurance agreement with MBIA Insurance Corporation, if a reinsurer of MBIA Insurance Corporation is unable to pay claims ceded by MBIA Insurance Corporation, National will assume liability for such ceded claim payments. As of September 30, 2009, the total amount for which National would be liable in the event that the reinsurers of MBIA Insurance Corporation are unable to meet their obligations is $25 billion. For FGIC policies assigned to National from MBIA Insurance Corporation, National maintains the right to receive third-party reinsurance totaling $20 billion.

National has entered into certain guarantees of derivative contracts, included in the preceding tables, which do not qualify for the financial guarantee scope exception under the provisions of fair value measurements and disclosures. National’s guarantees of derivative contracts have a legal maximum maturity range of 1-28 years. In accordance with the guidance, the fair values of these guarantees as of September 30, 2009 are recorded on National’s balance sheet as derivative liabilities, representing gross losses of $9 million.

Note 11: Reinsurance

Ceded Exposure

Reinsurance enables National to cede exposure for purposes of syndicating risk and increasing its capacity to write new business while complying with its single risk and credit guidelines. When a reinsurer is downgraded by one or more of the rating agencies, less capital credit is given to National under rating agency models and the overall value of the reinsurance to National is reduced. National generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including a reinsurer’s rating downgrade below specified thresholds.

The aggregate amount of insurance in force ceded by National directly to reinsurers under reinsurance agreements was $9 million and $244 million as of September 30, 2009 and December 31, 2008, respectively.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The following table presents information about companies who have entered into reinsurance contracts with National and amounts recoverable by National under those contracts:

In millions
Reinsurers	Standard & Poor’s Rating (Status)	Moody’s Rating (Status)	Percentage of Total Par Ceded	Reinsurance Recoverable	Derivative Asset	Estimated Credit Impairments on Insured Derivatives
Assured Guaranty Corp.	AAA (Negative)	Aa2 (Rating under review)	100%	-	-	-

Total			100%	$-	$-	$-

Premium Summary

The components of financial guarantee net premiums earned, including premiums assumed from and ceded to other companies, are presented in the following table:

	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009
In millions	Earned	Earned
Direct	$-	$-
Assumed	143	426

Gross	143	426
Ceded	-	-

Net	$143	$426

Note 12: Insurance Regulations and Dividends

National is subject to insurance regulations and supervision of the State of Illinois (its state of incorporation) and is licensed to conduct insurance business in the District of Columbia, Puerto Rico, and all states in the U.S. except New Hampshire and Virginia. The extent of insurance regulation and supervision varies by jurisdiction, but Illinois and most other jurisdictions have laws and regulations prescribing minimum standards of solvency and business conduct, which must be maintained by insurance companies. Among other things, these laws prescribe permitted classes and concentrations of investments and limit both the aggregate and individual securities risks that National may insure on a net basis based on the type of obligations insured. National is required to file detailed annual financial statements with the Illinois’ Department of Insurance and similar supervisory agencies in other jurisdictions in which it is licensed. The operations and accounts of National are subject to examination by regulatory agencies at regular intervals.

Under Illinois insurance law, National may pay a dividend from unassigned surplus. Dividends in any 12-month period may not exceed the greater of 10% of policyholders’ surplus at the end of the preceding calendar year or the net income of the preceding calendar year without the approval of the Illinois State Insurance Department. In accordance with such restrictions on the amount of dividends that can be paid in any 12-month period, National had no regular dividend capacity for the nine months ending September 30, 2009.

Note 13: Statutory Accounting Practices

These financial statements have been prepared on a GAAP basis, which differs in certain respects from the statutory accounting practices prescribed or permitted by the insurance regulatory authorities of National. Statutory accounting practices differ from GAAP in the following respects:

•

upfront premiums are earned on a statutory accounting principles (“SAP”) basis proportionate to the scheduled periodic maturity of principal and payment of interest (“debt service”) to the original total principal and interest insured. Additionally under SAP installment premiums are earned on a straight-line basis over each installment period generally one year or less. Under GAAP premium revenue is recognized and measured based on the amount of insurance protection provided in the period in which the insurance protection is provided. Premium revenue is measured by applying a constant rate to the insured principal amount outstanding in a given period to recognize a proportionate share of the premium received or expected to be received on a financial guarantee insurance contract. Additionally, under GAAP installment premiums are recorded at the present value of the premiums due or expected to be collected over the period of the insurance contract using a discount rate which reflects the risk-free rate at the inception of the contract;

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

•	acquisition costs are charged to operations as incurred rather than deferred and amortized as the related premiums are earned;

•	fixed-maturity investments are generally reported at amortized cost rather than fair value;

•	a contingency reserve is computed on the basis of statutory requirements, and is not permitted under GAAP;

•

reserves for losses and LAE are established at present value for specific insured issues that are identified as currently or likely to be in default. Under GAAP, reserves are established for specific insured issues when the present value of expected net cash outflows to be paid under the contract using a risk-free rate as of the measurement date exceeds the unearned premium revenue. Additionally, under GAAP, estimates for credit impairment on its insured credit derivatives portfolio are recorded as a derivative liability;

•

changes in net deferred income taxes are recognized as a separate component of gains and losses in surplus. Under GAAP, changes in National’s net deferred income tax balances are recognized in net income;

•

the IRS permits financial guarantee insurance companies a deduction for increases to the statutory contingency reserve resulting in the purchase of tax and loss bonds equal to the tax benefit derived. Tax and loss bonds purchased are recorded as admitted assets and credited to surplus;

•

the transformation of National was recorded at statutory book value. Therefore, no goodwill was recorded. Under GAAP, goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired;

•

guarantees of derivatives are not recorded at fair value, while under GAAP, guarantees that do not qualify for the financial guarantee scope exception under accounting principles for derivative instruments and hedging activities are recorded at fair value;

•	certain assets designated as “non-admitted assets” are charged directly against surplus but are reflected as assets under GAAP; and

•	insurance loss recoverable is netted against loss and LAE reserves. Under GAAP, this recoverable is reported as an asset.

The results of National determined in accordance with statutory accounting practices for the nine months ended September 30, 2009 and 2008 were a net loss of $446 million and net income of $6 million, respectively. Consolidated statutory surplus of National determined in accordance with statutory accounting practices as of September 30, 2009 and December 31, 2008 was $509 million and $185 million, respectively.

The following is a reconciliation of the GAAP shareholder’s equity of National to the statutory capital and surplus of National:

In millions	September 30, 2009	December 31, 2008
National’s GAAP shareholder’s equity	$2,706	$197
Premium revenue recognition (financial guarantee)	(170)	-
Deferral of acquisition costs	(686)	-
Investments, including unrealized gains (losses)	(190)	(7)
Contingency reserve	(1,352)	-
Loss reserves	9	-
Deferred income tax liabilities, net	798	(4)
Goodwill	(31)	-
Derivative assets and liabilities	9	-
Non-admitted assets and other items	(584)	(1)

Statutory capital and surplus	$509	$185

The statutory financial statements of National are presented on the basis of accounting practices prescribed or permitted by the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures manual. The Illinois Department of Insurance (“IDI”) has adopted codification in its entirety, therefore there are no differences between the NAIC statutory accounting principles (“NAIC SAP”), and procedures and accounting practices prescribed or permitted by the State of Illinois.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 14: Employee Benefits

National participates in MBIA Inc.’s pension plan, which covers substantially all employees. The pension plan is a qualified non-contributory defined contribution pension plan to which National contributes 10% of each eligible employee’s annual compensation. Annual compensation for determining such contributions consists of base salary, bonus and commissions, as applicable. Pension benefits vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Pension expense for the three and nine months ended September 30, 2009 was $249 thousand and $638 thousand, respectively.

MBIA Inc. also maintains a qualified profit-sharing/401(k) plan in which National participates. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute, through payroll deductions, up to 25% of eligible compensation. National matches employee contributions up to the first 5% of such compensation and are made in the form of cash, whereby participants may direct the match to an investment of their choice. The benefit of National’s contributions vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Generally, a participating employee is entitled to distributions from the plan upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or receive a series of specified installment payments. National contributions to the profit-sharing/401(k) plans aggregated $128 thousand and $302 thousand, respectively, for the three and nine months ended September 30, 2009.

In addition to the above plans, National also participates in MBIA Inc.’s non-qualified deferred compensation plan. Contributions to the above qualified plans that exceed limitations established by federal regulations are then contributed to the non-qualified deferred compensation plan. The non-qualified contributions included in the above profit-sharing/401(k) expense and contribution amounts totaled $40 thousand and $61 thousand, respectively, for the three and nine months ended September 30, 2009.

National participates in the MBIA Inc. 2005 Omnibus Incentive Plan (the “Omnibus Plan”), which became effective on May 5, 2005. The Omnibus Plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. Following the effective date of the Omnibus Plan, no new options or awards were granted under any of the prior plans authorized by the MBIA Inc. shareholders.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. The stock option grants, which may be awarded every year, provide the right to purchase shares of MBIA Inc. common stock at the fair value of the stock on the date of grant. Options granted will either be Incentive Stock Options (“ISOs”), where they qualify under Section 422(a) of the Internal Revenue Code, or Non-Qualified Stock Options (“NQSOs”). ISOs and NQSOs are granted at a price not less than 100% of the fair value, defined as the closing price on the grant date, of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire either seven or ten years from the date of grant (or shorter if specified or following termination of employment).

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.’s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. During the vesting period these shares may not be sold. Restricted stock grants are typically granted from the vice president level up to and including the chief executive officer.

In accordance with the accounting guidance for share-based payments, MBIA Inc. expenses the fair value of employee stock options and other forms of stock-based compensation. In addition, the guidance classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured on the grant date and not subsequently remeasured. Generally, awards with cash-based settlement, repurchase features or that are settled at a fixed dollar amount are classified as liability awards, and changes in fair value will be reported in earnings. Awards with net-settlement features or that permit a cashless exercise with third-party brokers are classified as equity awards and changes in fair value are not reported in earnings. MBIA Inc.’s long-term incentive plans include features which result in both liability and equity awards. For liability awards, MBIA Inc. remeasures these awards at each balance sheet date. In addition, the guidance requires the use of a forfeiture estimate. MBIA Inc. uses historical employee termination information to estimate the forfeiture rate applied to current stock-based awards.

In accordance with the accounting guidance for share-based payments, MBIA Inc. valued all stock options granted using an option-pricing model. The value is recognized as an expense over the period in which the options vest. National’s proportionate share of compensation cost for employee stock options for the three and nine months ended September 30, 2009 totaled $71 thousand and $213 thousand, respectively. National’s proportionate share of compensation cost for restricted stock awards was $81 thousand and $237 thousand for the three and nine months ended September 30, 2009, respectively.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

In November 2006, MBIA Inc.’s Board of Directors approved new voluntary retirement benefits which will provide certain benefits to eligible employees of National upon retirement. A description of these benefits is included in MBIA Inc.’s proxy statement. One of the components of the retirement program for those employees that are retirement eligible is to continue to vest all outstanding stock options and performance-based restricted share beyond the retirement date in accordance with the original vesting terms and to immediately vest all outstanding time-based restricted share grants. The accounting guidance for share-based payments requires compensation costs for those employees to be recognized from the date of grant through the retirement eligible date. Accelerated expense, if any, relating to this retirement benefit for both stock option awards and restricted stock awards is included in the compensation expense amounts.

Note 15: Related Party Transactions

Related parties are defined as the following:

•

Affiliates of National: An affiliate is a party that directly or indirectly controls, is controlled by or is under common control with National. Control is defined as having, either directly or indirectly, the power to direct the management and operating policies of a company through ownership, by contract or otherwise.

•	Entities for which investments are accounted for using the equity method by National.

•	Trusts for the benefit of employees, such as pension and profit-sharing trusts, that are managed by or under the trusteeship of management.

•	Principal owners of National defined as owners of record or known beneficial owners of more than 10 percent of the voting interests of National.

•

Management of National which includes persons who are responsible for achieving the objectives of National and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the Board of Directors, the Chief Executive Officer, Chief Operating Officer, Vice President in charge of principal business functions and other persons who perform similar policymaking functions.

•

Members of the immediate families of principal owners of National and its management. This includes family members whom a principal owner or a member of management might control or influence or by whom they may be controlled or influenced because of the family relationship.

•

Other parties with which National may deal if one party controls or can significantly influence the management or policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

•

Other parties that can significantly influence the management or policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

From time to time National may enter into transactions with related parties that National deems immaterial or which occur in the normal course of business and are deemed to be transacted at “arm’s length” by management.

As of September 30, 2009, included in other liabilities were $27 million of net payables to MBIA Inc. and other subsidiaries.

National’s investment portfolio is managed by MBIA Capital Management Corp. (“CMC”), a wholly owned subsidiary of MBIA Inc., which provides fixed-income investment management services for MBIA Inc. and its affiliates, as well as third-party institutional clients. For the three and nine months ended September 30, 2009, CMC charged fees of $2 million and $4 million, respectively, to National based on the performance of its investment portfolio.

National entered into an agreement with MBIA Inc. whereby National held securities under agreements to resell of $1.7 billion as of September 30, 2009. National also transferred securities under agreements to repurchase of $1.7 billion as of September 30, 2009. These agreements have a term of less than one year. The interest income and expense related to these agreements were $8 million and $1 million, respectively, for the three months ended September 30, 2009. For the nine months ended September 30, 2009, the interest income and expense related to these agreements were $20 million and $3 million, respectively.

National had no loans outstanding to any executive officers or directors in the first nine months of 2009.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 16: Commitments and Contingencies

In the normal course of operating its business, National may be involved in various legal proceedings. Additionally, MBIA Inc. and its subsidiaries (“MBIA Inc.”) may be involved in various legal proceedings that directly or indirectly impact National.

MBIA Inc. has received subpoenas or informal inquiries from a variety of regulators, including the Securities and Exchange Commission, the Securities Division of the Secretary of the Commonwealth of Massachusetts, the Attorney General of the State of California, and other states’ regulatory authorities, regarding a variety of subjects, including disclosures made by MBIA Inc. to underwriters and issuers of certain bonds, disclosures regarding MBIA Inc.’s structured finance exposure, trading and valuation of managed collateral, MBIA Inc.’s communications with rating agencies, and the methodologies used by rating agencies for determining the credit rating of municipal debt. MBIA Inc. is cooperating fully with each of these regulators and is in the process of satisfying all such requests. MBIA Inc. may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

On July 23, 2008, the City of Los Angeles filed two complaints in the Superior Court of the State of California, County of Los Angeles, against MBIA Inc. and others. The first complaint, against MBIA Inc., AMBAC Financial Group, Inc., XL Capital Assurance Inc., ACA Financial Guaranty Corp., Financial Guaranty Insurance Company, and CIFG Assurance North America, Inc., alleged (i) participation in a conspiracy in violation of California’s antitrust laws to maintain a dual credit rating scale that misstated the credit default risk of municipal bond issuers and created market demand for municipal bond insurance and (ii) participation in risky financial transactions in other lines of business that damaged each bond insurer’s financial condition (thereby undermining the value of each of their guaranties), and a failure to adequately disclose the impact of those transactions on their financial condition. These latter allegations form the predicate for five separate causes of action against each of the Insurers: breach of contract, breach of the covenant of good faith and fair dealing, fraud, negligence and negligent misrepresentation. Complaints making the same allegations against MBIA Inc. and nearly all of the same co-defendants were filed in Superior Court, San Francisco County, by the City of Stockton, the City of Oakland, the City and County of San Francisco, the County of San Mateo, the County of Alameda, the City of Los Angeles Department of Water and Power, by the Sacramento Municipal Utility District, and the City of Sacramento between July 23, 2008 and January 6, 2009. On August 31, 2009, the aforementioned plaintiffs, excluding the City of Sacramento, filed amended complaints identifying specific variable rate bond transactions with respect to the existing contract, fraud and negligence claims, and adding claims for unjust enrichment with respect to insured bonds issued by the plaintiffs during an unspecified period of time. A similar complaint alleging the same causes of action was filed by the City of Riverside. On the same day, the County of Contra Costa and Los Angeles World Airports filed new complaints and the City of Sacramento filed an amended complaint alleging the antitrust violation and unjust enrichment causes of action only. MBIA Inc.’s demurrers and other responsive pleadings are due November 13, 2009. These cases are now coordinated as Ambac Bond Insurance Cases in San Francisco Superior Court. On April 8, 2009, The Olympic Club filed a complaint against MBIA Inc. in the Superior Court of the State of California, County of San Francisco, making similar allegations of participation in risky financial transactions in other lines of business that allegedly damaged MBIA Inc.’s financial condition, and of a failure to adequately disclose the impact of those transactions on MBIA Inc.’s financial condition. These allegations form the predicate for the same initial five common law causes of action as those in the Ambac Bond Insurance Cases, as well as a California unfair competition cause of action. The Olympic Club does not include an antitrust or unjust enrichment cause of action. The Olympic Club case is being coordinated with the Ambac Bond Insurance Cases.

The City of Los Angeles’s second complaint named as defendants certain other financial institutions as well as bond insurers, including MBIA Inc., AMBAC Financial Group, Inc., Financial Security Assurance, Inc., Financial Guaranty Insurance Company and Security Capital Assurance Inc., and alleged fraud and violations of California’s antitrust laws through bid-rigging in the sale of municipal derivatives to municipal bond issuers. Complaints making the same allegations against MBIA Inc. and nearly all of the same co-defendants were filed in Superior Court, Los Angeles County, by the County of San Diego on August 28, 2008, and in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the County of San Mateo on October 7, 2008, and by the County of Contra Costa on October 8, 2008. The City of Los Angeles and City of Stockton actions were removed to federal court and transferred by order dated November 26, 2008, to the Southern District of New York for inclusion in the multidistrict litigation In re Municipal Derivatives Antitrust Litigation, M.D.L. No. 1950; the San Diego County, San Mateo County, and Contra Costa County actions were removed to federal court and transferred to the Southern District of New York for inclusion in that proceeding by order dated February 4, 2009. All five plaintiffs filed amended complaints on September 15, 2009 alleging violations of both federal and California state antitrust laws.

On March 11, 2009, a complaint was filed in the United States District Court of the Southern District of New York against MBIA Inc. and its subsidiaries, MBIA Corp. and National, entitled Aurelius Capital Master, Ltd. et al. v. MBIA Inc. et al., 09-cv-2242 (S.D.N.Y.). The lead plaintiffs, Aurelius Capital Master, Ltd., Aurelius Capital Partners, LP, Fir Tree Value Master Fund, L.P., Fir Tree Capital Opportunity Master Fund, L.P., and Fir Tree Mortgage Opportunity Master Fund, L.P., purport to be acting as representatives for a class consisting of all holders of securities, instruments, or other obligations for which MBIA Corp., before

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

February 18, 2009, issued financial guarantee insurance other than United States municipal/governmental bond securities. The complaint alleges that certain of the terms of the transactions entered into by MBIA Inc. and its subsidiaries, which were approved by the New York State Department of Insurance, constituted fraudulent conveyances under §§ 273, 274 and 276 of New York Debtor and Creditor Law and a breach of the implied covenant of good faith and fair dealing under New York common law. The Complaint seeks, inter alia, (a) a declaration that the alleged fraudulent conveyances are null and void and set aside, (b) a declaration that National is responsible for the insurance polices issued by MBIA Insurance Corporation up to February 17, 2009, and (c) an award of damages in an unspecified amount together with costs, expenses and attorneys’ fees in connection with the action. Defendants’ motion to dismiss the complaint is fully briefed. Oral argument is scheduled for November 17, 2009.

On April 6, 2009, a complaint was filed in the Court of Chancery for the State of Delaware entitled Third Avenue Trust and Third Avenue Variable Series Trust v. MBIA Insurance Corp. and MBIA Insurance Corp. of Illinois, CA 4486-UCL. Plaintiffs allege that they are holders of approximately $400 million of surplus notes issued by MBIA Corp. (for purposes of this section, the “Notes”) in January 2008. The complaint alleges (Count I) that certain of the Transactions breached the terms of the Notes and the Fiscal Agency Agreement dated January 16, 2008 pursuant to which the Notes were issued. The complaint also alleges that certain transfers under the Transactions were fraudulent in that they allegedly left MBIA Corp. with “unreasonably small capital” (Count II), “insolvent” (Count III), and were made with an “actual intent to defraud” (Count IV). The complaint seeks a judgment (a) ordering the defendants to unwind the Transactions (b) declaring that the Transactions constituted a fraudulent conveyance, and (c) damages in an unspecified amount. Defendants’ motion to dismiss the complaint was fully briefed and oral argument was heard on October 5, 2009. On October 28, 2009, Vice Chancellor Strine entered an order dismissing the case without prejudice.

On May 13, 2009, a complaint was filed in the New York State Supreme Court against MBIA Inc. and its subsidiaries, MBIA Corp. and National, entitled ABN AMRO Bank N.V. et al. v. MBIA Inc. et al. The plaintiffs, a group of 19 domestic and international financial institutions, purport to be acting as holders of insurance policies issued by MBIA Corp. directly or indirectly guaranteeing the repayment of structured finance products. The complaint alleges that certain of the terms of the transactions entered into by MBIA Inc. and its subsidiaries, which were approved by the New York State Department of Insurance, constituted fraudulent conveyances and a breach of the implied covenant of good faith and fair dealing under New York law. The complaint seeks a judgment (a) ordering the defendants to unwind the Transactions, (b) declaring that the Transactions constituted a fraudulent conveyance, (c) declaring that MBIA Inc. and National are jointly and severally liable for the insurance policies issued by MBIA Corp., and (d) ordering damages in an unspecified amount. At a conference on October 2, 2009, the judge hearing the matter indicated his intention to deny defendants’ motion to dismiss, however, no written decision has yet been issued. At a separate conference on November 6, 2009, the judge indicated he may refrain from issuing a decision until he has had an opportunity to review the submission of the New York State Department of Insurance in the Article 78 proceeding (see next paragraph) which is currently due November 24, 2009. If and to the extent that the judge issues a ruling consistent with his statements at the October 2, 2009 conference, MBIA intends to promptly appeal it to the Appellate Division of the New York State Supreme Court.

On June 15, 2009, the same group of 19 domestic and international financial institutions who filed the above described plenary action in New York State Supreme Court filed a proceeding pursuant to Article 78 of New York’s Civil Practice Law & Rules in New York State Supreme Court, entitled ABN AMRO Bank N.V. et al. v. Eric Dinallo, in his capacity as Superintendent of the New York Insurance Department, the New York State Insurance Department, MBIA Inc. et al. In its motions to dismiss the three above-referenced plenary actions, MBIA Inc. argued that an Article 78 proceeding is the exclusive forum in which a plaintiff may raise any challenge to the Transformation approved by the Superintendent of the Department of Insurance. The petition seeks a judgment (a) declaring void and to annul the approval letter of the Superintendent of the Department of Insurance, (b) to recover dividends paid in connection with the Transactions, (c) declaring that the approval letter does not extinguish plaintiffs’ direct claims against MBIA Inc. and its subsidiaries in the plenary action described above. MBIA’s and the New York State Insurance Department’s answering papers to the Article 78 Petition are due November 24, 2009.

MBIA Inc. and National intend to vigorously defend against the aforementioned actions in which it is a defendant and against other potential actions, and MBIA Inc. and National do not expect the outcome of these matters to have a materially adverse effect on its business, results of operations or financial condition. Neither MBIA Inc. nor National can provide assurance, however, that the ultimate outcome of these actions will not cause a loss nor have a material adverse effect on its business, results of operations or financial condition.

There are no other material lawsuits pending or, to the knowledge of National, threatened, to which National is a party.

Note 17: Subsequent Events

Refer to “Note 16, Commitments and Contingencies” for information about legal proceedings that commenced after September 30, 2009.